FORM 11-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[X]            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
              ACT OF 1934

For the fiscal year ended September 30, 2017

OR

[  ]            TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
             EXCHANGE ACT OF 1934

Commission file number 0-23333

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Timberland Bank Employee Stock Ownership & 401(k) Plan

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Timberland Bank
624 Simpson Avenue
Hoquiam, Washington 98550

Financial Statements and Exhibits

Page

(a) Reports of Independent Registered Public Accounting Firms	1

(b) Financial Statements

Statements of Net Assets Available for Benefits as of September 30, 2017 and 2016	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended September 30, 2017	5

Notes to the Financial Statements	6

(c) Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	13

Exhibits:
(d) Exhibit 23.1 Consent of Delap LLP	15

(e) Exhibit 23.2 Consent of PMB Helin Donovan	16

Signatures

                 The Plan:  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer employees benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

________________________________________________ Administrator, Timberland Bank Employee Stock Ownership & 401(k) Plan

By:	/s/Dean J. Brydon
	Dean J. Brydon	(name)
	Chief Financial Officer	(title)
	Timberland Bank	(bank)

Date:  March 15, 2018

Timberland Bank
Employee Stock Ownership & 401(k) Plan

Financial Statements and
Supplemental Schedule

September 30, 2017 and 2016

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Retirement Plan Committee of the
Timberland Bank Employee Stock Ownership & 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the Timberland Bank Employee Stock Ownership & 401(k) Plan (the Plan) as of September 30, 2017, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Timberland Bank Employee Stock Ownership & 401(k) Plan as of September 30, 2017, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of September 30, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements.  The supplemental schedule is the responsibility of the Plan's management.  Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.  In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Delap LLP

Lake Oswego, Oregon
March 15, 2018

Report of Independent Registered Accounting Firm

To the Plan Administrator, Investment and Benefit Committees
of Timberland Bank Employee Stock Ownership and 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of the Timberland Bank Employee Stock Ownership and 401(k) Plan (the "Plan") as of September 30, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Timberland Bank Employee Stock Ownership and 401(k) Plan as of September 30, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ PMB Helin Donovan, LLP

Austin, Texas
March 22, 2017

Statements of Net Assets Available for Benefits

Timberland Bank Employee Stock Ownership & 401(k) Plan
September 30, 2017 and 2016

		September 30, 2017

	Participant	Nonparticipant-Directed
	Directed	Allocated	Unallocated	Total
Assets
Investments, at fair value:
Mutual funds	$11,797,651	$--	$--	$11,797,651
Timberland Bancorp, Inc. ("Bancorp") common stock	7,487,899	15,346,089	1,636,848	24,470,836
Total investments	19,285,550	15,346,089	1,636,848	36,268,487

Cash and cash equivalents	112,804	129,679	--	242,483
Participant contributions receivable	27,593	--	--	27,593
Total assets	19,425,947	15,475,768	1,636,848	36,538,563

Liabilities

Related party note payable	--	--	821,169	821,169

Net assets available for benefits	$19,425,947	$15,475,768	$815,679	$35,717,394

The accompanying notes are an integral part of these financial statements.

 Statements of Net Assets Available for Benefits

Timberland Bank Employee Stock Ownership & 401(k) Plan
September 30, 2017 and 2016

		September 30, 2016

	Participant	Nonparticipant-Directed
	Directed	Allocated	Unallocated	Total
Assets
Investments, at fair value:
Mutual funds	$10,669,306	$--	$--	$10,669,306
Bancorp common stock	4,467,361	8,461,981	1,388,684	14,318,026
Total investments	15,136,667	8,461,981	1,388,684	24,987,332

Cash and cash equivalents	41,517	572	31,811	73,900

Total assets	15,178,184	8,462,553	1,420,495	25,061,232

Liabilities

Benefit claims payable	--	--	28,925	28,925
Accrued expenses	--	--	75	75
Related party note payable	--	--	1,313,809	1,313,809

Net assets available for benefits	$15,178,184	$8,462,553	$77,686	$23,718,423

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Net Assets Available for Benefits

Timberland Bank Employee Stock Ownership & 401(k) Plan
Year Ended September 30, 2017

	Participant	Nonparticipant-Directed
	Directed	Allocated		Unallocated		Total
Additions to net assets attributed to
Investment income:
Net appreciation in fair value of investments:
Mutual funds	$980,935	$	- -	$	- -	$980,935
Bancorp common stock	4,194,926		8,111,219		760,636	13,066,781
Interest and dividends	404,234		250,959		41,786	696,979
Total investment income	5,580,095		8,362,178		802,422	14,744,695

Contributions:
Employer	358,314		- -		296,125	654,439
Participant deferrals	702,134		- -		- -	702,134
Participant rollovers	4,467		- -		- -	4,467
Total contributions	1,064,915		- -		296,125	1,361,040

Allocation of 35,266 shares of
Bancorp common stock	- -		264,324		- -	264,324
Total additions to net assets	6,645,010		8,626,502		1,098,547	16,370,059

Deductions from net assets attributed to
Interest expense	- -		- -		96,230	96,230
Benefit payments	2,341,212		1,613,287		- -	3,954,499
Administrative expenses	56,035		- -		- -	56,035
Allocation of 35,266 shares
of Bancorp common stock	- -		- -		264,324	264,324
Total deductions from net assets	2,397,247		1,613,287		360,554	4,371,088

Net increase	4,247,763		7,013,215		737,993	11,998,971

Net assets available for benefits

Beginning of year	15,178,184		8,462,553		77,686	23,718,423

End of year	$19,425,947		$15,475,768		$815,679	$35,717,394

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

Timberland Bank Employee Stock Ownership & 401(k) Plan
September 30, 2017 and 2016

Note 1 - Plan Description and Basis of Presentation

The following description of the Timberland Bank Employee Stock Ownership & 401(k) Plan ("Plan") provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established for eligible employees of Timberland Bank ("the Company").  The Company is the wholly-owned subsidiary of Timberland Bancorp, Inc. ("Bancorp").  The Plan is comprised of two components, a defined contribution 401(k) plan and a leveraged employee stock ownership plan ("ESOP").  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and is designed to comply with Sections 401(a) and 4975(e)(7) of the Internal Revenue Code, as amended ("Code") and the regulations thereunder.  The Plan is administered by LT Trust. LT Trust is the trustee for the Plan's investments.  The Plan has been amended and restated from time to time as necessary for the Plan to remain tax qualified. The Plan Administrator and the members of the Company's Retirement Plan Committee are participants in the Plan.

In January 1998, the Plan borrowed $7,930,000 from Bancorp to purchase 1,058,000 shares of Bancorp common stock.  The loan is being repaid primarily from the Company's contributions to the plan and is scheduled to be fully repaid by March 31, 2019 (see Note 4).  As the Plan makes each payment of principal and interest, an appropriate percentage of stock is released and allocated annually to eligible employee accounts, in accordance with applicable Code regulations.

The borrowing is collateralized by unallocated shares of Bancorp common stock and is guaranteed by the Company.  Bancorp has no rights against shares once they are allocated under the Plan.  Accordingly, the accompanying financial statements present, separately, assets and liabilities, and changes therein pertaining to:
•	The accounts of employees with rights under the Plan in allocated Bancorp common stock, whether or not vested (allocated)
•	Bancorp common stock not yet allocated to employees (unallocated)

Voting Rights

Each participant may direct the trustee as to the voting rights attributable to allocated shares of Bancorp common stock held in the ESOP component of the Plan.  Any allocated Bancorp common shares for which voting instructions are not received, unallocated Bancorp common shares under the ESOP component of the Plan, and Bancorp common shares held in the 401(k) component of the Plan, are voted by the trustee in the same proportion as shares for which the trustee receives voting instructions.

Eligibility

The Plan covers substantially all employees of the Company or an affiliated entity (other than those excluded under the terms of the Plan) who have one year of service and are 18 years of age or older (age 21 for paticipation in the ESOP portion of the Plan).  Generally, a year of service is credited upon the completion of at least 1,000 hours of service within a Plan year (October 1 to September 30).  The Plan provides entry dates on the first day of each calendar quarter.  However, employees who are at least age 18, but have not been credited with a year of service, are eligible to make 401(k) contributions as of the first day of the month after beginning employment.  Participants who do not have at least 1,000 hours of service during such Plan year, or who are not employed on the last working day of the Plan year, are not eligible for an allocation of the ESOP contribution for that Plan year.

Notes to Financial Statements

Timberland Bank Employee Stock Ownership & 401(k) Plan
September 30, 2017 and 2016

Contributions and Participant Investment Options

Plan participants may make salary deferral contributions into the 401(k) component of the Plan up to the maximum permitted under the Code ($18,000 for both 2017 and 2016).  The Plan provides for both pre-tax and after-tax (Roth) 401(k) salary deferral contributions.  Participants age 50 and older during the Plan year are also permitted to make elective 401(k) catch-up deferrals.  For 2017 and 2016, the maximum catch-up deferral under the Code was $6,000.  The Plan includes an auto-enrollment provision, whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan.  Automatically enrolled participants have their initial deferral rate set at 1% of their eligible compensation, and such contributions are invested in a designated balanced fund until changed by the participant.  This 1% rate automatically increases to 2% in the second year of participation and 3% in the third and subsequent years of participation unless the employee affirmatively selects otherwise.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contributions plans (i.e., rollover contributions).

The Company is required to make an annual safe harbor profit sharing contribution of 3% of eligible compensation, with additional amounts contributed at the option of its Board of Directors.  The Company made a safe-harbor contribution to the 401(k) component of the Plan totaling $358,314 for the year ended September 30, 2017.  The Company made no additional profit sharing contributions to the 401(k) component of the Plan for the year ended September 30, 2017. The Company is also required to make contributions necessary to repay the ESOP loan.  The Company made an ESOP contribution totaling $296,125 for the year ended September 30, 2017.

Participants may direct the investments of their 401(k) salary deferral contributions, Company safe harbor contributions and the Company discretionary contributions, if any, into a variety of investment choices, which are more fully described in the Plan's literature.

Participant Account

Each participant's account is credited (charged) with the participant's salary deferral contributions and – as applicable –allocations of (a) the Company's safe-harbor contribution, (b) the Company's discretionary contribution (if any), (c) Bancorp common stock released as a result of the ESOP loan repayments, (d) the Plan's earnings, (e) administrative expenses, and (f) forfeitures of terminated participants' nonvested accounts.  In-plan Roth conversion is permitted for balances under $5,000.  ESOP allocations and Company discretionary profit sharing contributions are based upon the relationship of the participant's eligible compensation to total eligible Plan compensation for the Plan year.  Dividends from Bancorp common stock in the ESOP component of the Plan are used, along with Company contributions, to make payments on the ESOP loan.  Dividends earned on allocated Bancorp common shares are credited to participant accounts in the form of Bancorp common stock equal to the fair market value of the stock at the time of the dividend.

Benefit Payments

On termination of service, a participant whose vested Plan accounts total $1,000 or less will receive a lump-sum amount equal to the value of the vested interest in his or her account.   A participant whose vested Plan accounts are less than $5,000 but more than $1,000 will have their account distributed and transferred to an individual retirement account ("IRA") with an approved broker, unless the participant requests that this amount either be distributed directly to the participant net of tax withholding, or transferred to an IRA selected by the participant.  A participant whose vested Plan accounts exceeded $5,000 may leave the funds in the Plan or elect to receive their vested interest in either a lump sum distribution or a

Notes to Financial Statements

Timberland Bank Employee Stock Ownership & 401(k) Plan
September 30, 2017 and 2016

distribution over a certain period in monthly, quarterly, semiannual or annual installments.  A participant's vested Plan accounts may also be distributed upon attaining age 65, unless an election has been made to defer or accelerate the distribution of benefits.  Distributions from the 401(k) component of the Plan are in cash or in the form of Bancorp common stock (for the portion of the  participant's account invested in Bancorp common stock, if any).  Distributions from the ESOP component of the Plan are in the form of Bancorp common stock or cash as elected by the participant. Upon reaching age 59½, participants may make in-service withdrawals of part or all of their elective contributions, including the related earnings (losses).  Distributiones from a participant's rollover account may occur at any time upon request.  During the year ended September 30, 2017, the Plan distributed 82,937 shares of Bancorp common stock, valued at $1,613,287, from the ESOP component. As of September 30, 2017 and 2016, there were approximately $188,000 and $29,000, respectively, due to participants who had requested distributions but for which the benefit payments were still in process.

Vesting

Participants are immediately 100% vested in all 401(k) deferral contributions, rollover and safe harbor profit sharing contributions, plus actual earnings thereon.  Vesting in the Company's discretionary contribution portion of accounts and the ESOP, plus actual earnings thereon, is based on years of credited service.  Participants ratably vest in these accounts in accordance with the following table:

Years of Credited Service	Vested Interest
1	10%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

A participant's account also becomes 100% vested upon attaining the age of 65 while actively employed, or if the participant's separation from service is a result of death or disability.

Forfeitures

Forfeited balances of terminated participants' nonvested accounts are treated as discretionary contributions for the Plan year in which the forfeitures occur, or may be used to pay plan expenses.  Forfeitures allocated for the years ended September 30, 2017 and 2016, totaled $23,085 and $10,069, respectively, for the ESOP component of the Plan. There were no significant forfeitures allocated from 401(k) component of the Plan during the year ended September 30, 2017.

Administrative Expenses

At the Company's discretion, administrative expenses of the plan may be paid directly by the Company and certain other administrative expenses may be paid by the Plan.  Expenses that are paid by the Company are excluded from the accompanying financial statements.  In addition, certain investment related expenses are offset against net appreciation in fair value of investments in the accompanying statement of changes in net assets available for benefits.

Notes to Financial Statements

Timberland Bank Employee Stock Ownership & 401(k) Plan
September 30, 2017 and 2016

ESOP Component Diversification

Diversification is available to a participant who has three years or more of service with the Company so that they may have the opportunity to move part of the value of their investment in Bancorp common stock that is held under the ESOP portion of the Plan into investments that are more diversified.  These participants may diversify their entire ESOP balance or any portion they choose.  The divestment may be directed into the same fund choices available for the 401(k) component of the Plan.  Divestment and reinvestment may occur once a month.  During the year ended September 30, 2017, there were 6,645 shares, valued at $170,023 diversified out of the ESOP component of the Plan.

Plan Amendments and Termination

Although it has not expressed any intent to do so, the Company reserves the right to amend and terminate the Plan at any time, subject to the Plan's provisions.  Upon termination of the Plan, the interest of each participant will be distributed to the participant or to their beneficiary at the time prescribed by the Plan terms and the Code.  In the event of Plan termination, participants become 100% vested in their accounts.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and the disclosure of contingent assets and liabilities, at the date of the financial statements.  Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include investments in highly liquid money market funds held in investment brokerage accounts.  The Plan administrator believes that the Plan's credit risk with respect to these funds is minimal due to the financial strength of the investment brokers and the diversity of the underlying securities.

Investment Valuation and Income Recognition

The Plan's investments consist of mutual funds and Bancorp common stock all of which are stated at fair value (see Note 6). Quoted market prices are used to value shares of Bancorp common stock.  Mutual funds are valued at quoted market prices that represent the net asset value of shares held at Plan year-end. Fluctuations in market value are reflected as net appreciation (depreciation) in fair value of investments.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recognized when earned. Dividends are recorded on the ex-dividend date.

Notes to Financial Statements

Timberland Bank Employee Stock Ownership & 401(k) Plan
September 30, 2017 and 2016

The net appreciation (depreciation) in fair value of investments consists of realized gains or losses and unrealized appreciation or depreciation on those investments.

Payment of Benefits

Benefits are recorded when paid.

Note 3 – Tax Status

The Plan obtained its latest determination letter dated September 28, 2016, in which the Internal Revenue Service ("IRS") stated that the terms of the Plan and related trust satisfy the applicable tax-qualification requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Code, and, therefore, they believe that the Plan is qualified and the related trust is tax-exempt.

GAAP requires the Plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of September 30, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the accompanying financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 4 – Related Party Note Payable

The Plan's term loan agreement with Bancorp maturing March 31, 2019, has an interest rate of 8.5% and requires annual payments of principal and interest aggregating $588,870. The note is guaranteed by the Company and remains partially collateralized by unallocated shares of Bancorp common stock.  Remaining principal payments on the note will be $535,868 during the year ending September 30, 2018 and $285,301 during the year ending September 30, 2019.

Note 5 – Risks and Uncertanties

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is possible that changes in the value of investments securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and supplemental schedule.

Notes to Financial Statements

Timberland Bank Employee Stock Ownership & 401(k) Plan
September 30, 2017 and 2016

Note 6 – Fair Value of Investments

GAAP defines fair value and establishes a framework for measuring fair value.  Fair value is the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date.  The three levels for categorizing assets and liabilities under GAAP's fair value measurement requirements are as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Significant observable inputs other than quoted pries included within Level 1, such as quoted prices for similar (as opposed to identical) assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted prices that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a company's own assumptions about the assumptions market participants would use in pricing an asset or liability based on the best information available in the circumstances.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following table presents assets measured at fair value on a recurring basis as of September 30, 2017 and 2016:

	Fair Value
2017	Level 1	Level 2	Level 3	Total

Bancorp common stock	$24,470,836	$--	$--	$24,470,836
Mutual funds	11,797,651	--	--	11,797,651
Total	$36,268,487	$--	$--	$36,268,487

	Fair Value
2016	Level 1	Level 2	Level 3	Total

Bancorp common stock	$14,318,026	$--	$--	$14,318,026
Mutual funds	10,669,306	--	--	10,669,306
Total	$24,987,332	$--	$--	$24,987,332

The Plan's policy is to recognize transfers between levels at the end of the reporting period. For the years ended September 30, 2017 and 2016 there were no transfers between levels.

Notes to Financial Statements

Timberland Bank Employee Stock Ownership & 401(k) Plan
September 30, 2017 and 2016

Note 7 – Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of differences between net assets available for benefits per the financial statements to the Form 5500 as of September 30, 2017:

	Account Balance per Financial Statements	Variance	Balance per Form 5500

Cash and cash equivalents	$242,483	$1,530,174	$1,772,657
Mutual funds	11,797,651	(1,530,174)	10,267,477
Total	$12,040,134	$--	$12,040,134

The following is a reconciliation of differences between net assets available for benefits per the financial statements to the Form 5500 as of September 30, 2016:

	Account Balance per Financial Statements	Variance	Balance per Form 5500

Cash and cash equivalents	$73,900	$1,702,751	$1,776,651
Mutual funds	10,669,306	(1,702,751)	8,966,555
Total	$10,743,206	$--	$10,743,206

The Plan administrator has classified the Plan's Vanguard Federal Money Market Fund and the Federated Investors Prime Cash Obligation Fund as cash equivalents for reporting on the Form 5500, while the Plan has classified such assets as mutual funds for financial statement reporting purposes.

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Timberland Bank Employee Stock Ownership & 401(k) Plan
September 30, 2017

EIN:             20-5645878
Plan #:      003

(a) and (b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

Employer Stock
**Timberland Bancorp, Inc.	Common Stock – 542,570 Shares	$4,066,562	$17,004,144

**Timberland Bancorp, Inc.	Common Stock – 238,248 Shares	*	7,466,692
			24,470,836
Mutual Funds
Dimensional Fund Advisors	U.S. Targeted Value	*	1,540,373

Vanguard	Federal Money Market Fund	*	1,530,139

Vanguard	Total Stock Market Index Admiral	*	1,338,031

Dimensional Fund Advisors	U.S. Large Cap Value I	*	1,290,657

Dimensional Fund Advisors	U.S. Small Cap Growth Instl	*	1,151,126

Dimensional Fund Advisors	U.S. Large Company Instl	*	902,008

Dimensional Fund Advisors	Real Estate Securities	*	713,626

Vanguard	Total International Stock Index Admiral	*	597,044

Dimensional Fund Advisors	Intermediate Government Fixed Income I	*	421,908

Dimensional Fund Advisors	Two Year Global Fixed Income	*	406,001

* Historical cost not required for participant-directed accounts.
**Represents a party-in-interest.

See accompanying report of independent registered public accounting firm.

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (continued)

Timberland Bank Employee Stock Ownership & 401(k) Plan
September 30, 2017

EIN:            20-5645878
Plan #:     002

(a) and (b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

Mutual Funds (continued)
Dimensional Fund Advisors	Short-Term Extended Quality	*	338,377

Dimensional Fund Advisors	One Year Fixed Income	*	266,340

Dimensional Fund Advisors	International Value I	*	255,112

Dimensional Fund Advisors	U.S. Vector Equity I	*	219,363

Dimensional Fund Advisors	Inflation Protected Securities I	*	217,940

Vanguard	Long-Term Bond Index Investor	*	202,719

Dimensional Fund Advisors	Emerging Markets Value I	*	145,501

Dimensional Fund Advisors	International Small Company I	*	133,556

Dimensional Fund Advisors	Large Cap International I	*	127,795

Federated Investors	Prime Cash Obligations Fund	*	35

			11,797,651
			$36,268,487

* Historical cost not required for participant-directed accounts.
**Represents a party-in-interest.

See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX
Exhibit No.	Description of Exhibit
23.1	Consent of Delap LLP
23.2	Consent of PMB Helin Donovan